September 10, 2008
VIA EDGAR
Pamela Howell
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genesco Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 2, 2008
File No. 001-03083
Dear Ms. Howell:
On behalf of Genesco Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated August 26, 2008, regarding certain executive compensation disclosures in the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2008. To facilitate your review, we have included in this letter the captions and comment from your letter and have provided our response immediately following the comment.
Schedule 14A, Filed May 8, 2008
Compensation, Discussion and Analysis, page 16:
1.	We note your response to our letter dated July 18, 2008, and we reissue the comment. In future filings, clearly provide a qualitative discussion of the strategic objectives for each named executive officer. Item 402(b)(1)(v) of Regulation S-K requires disclosure as to how the company determines the amount (and where applicable, the formula) for each element of pay, and Item 402(b)(2)(v) requires disclosure of the specific items of corporate performance are taken into account in making compensation decisions. In addition, your response indicates that you may decline to disclose the specific quantitative performance targets that comprise the “Individual Strategic Objectives” component of your Management Incentive Compensation Plan in future filings because such targets may be either immaterial or cause competitive harm. You provide us a brief overview of the individual strategic objectives of Mr. Jonathan D. Caplan, noting that he had 20 goals spread over four areas of the company. However, you have not

Pamela Howell
September 10, 2008

provided us sufficient information and analysis for us to determine whether such objectives are immaterial or would cause competitive harm. Please provide us a description of each individual strategic objective of each named executive officer, including how each goal is weighed, for the fiscal year ended February 2, 2008.
Response:
The Company confirms that it will disclose individual strategic objectives used to determine the individual component of the Company’ Management Incentive Compensation Plan (“MICP”) in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. For the reasons described below, however, the Company does not believe that the compensation to be earned based upon any one of the individual strategic objectives, or the individual strategic objectives of any named executive officer in the aggregate, is material to an understanding of total compensation paid to its named executive officers for Fiscal 2008.
Background
As we stated in our previous response, in future filings, the Company intends to revise its disclosure regarding how the award components relate under the MICP and how the award calculations are made, so that the limited potential impact of the strategic objectives component of the award on the compensation of any named executive officer is clearer to the reader.
First, the Company will clarify that the strategic objectives can serve only to reduce and not to enhance an MICP award that is otherwise payable. No award is payable under the MICP unless the minimum financial objectives disclosed in the proxy statement for each named executive officer are achieved, and the maximum amount of any named executive officer’s award is determined by the financial performance of his or her business unit against the disclosed financial objectives. The individual strategic objectives that are agreed upon during the first quarter of the fiscal year between the executive and the executive’s supervisor can only reduce (and not increase) the award that would otherwise be payable based on the financial results. Consequently, an executive’s individual performance with respect to his or her strategic objectives is evaluated for MICP purposes at year end only if the financial objectives necessary to qualify the executive for any award for the year have been achieved.
Second, the Company will clarify that individual strategic objectives are unlikely to have a material effect on any named executive officer’s compensation. The effect of any failure to achieve fully the strategic objectives is limited to a potential reduction of only one-quarter of the MICP award payable by virtue of the financial performance for the year. If an executive is entitled to receive an MICP award based on the financial performance of his or her business unit for the year but has achieved less than 95% of his or her strategic objectives for the year, the award he or she would have otherwise received is reduced by a percentage calculated as (100 — strategic objectives score) * 0.25. An officer is credited with achieving the maximum score (100%) for purposes of this calculation as long as the officer’s strategic objectives score is 95% or greater, and therefore awards are reduced only if the officer does not achieve a score of 95%.

Pamela Howell
September 10, 2008

For example, in Fiscal 2008, Jonathan D. Caplan was the only named executive officer to have earned some portion of the operating results component of his MICP award, and therefore he was the only named executive officer for whom individual strategic objectives were considered in determining award payout. Mr. Caplan received a strategic objectives score of 96%, and as a result, his award was not reduced. In the unlikely event that Mr. Caplan had not achieved any of his individual strategic objectives, his award would have been reduced by 25%, or $81,604, to $244,813 which would have decreased his total compensation to $972,747 from $1,054,351 (a reduction of less than 8%), an amount which is not material to Mr. Caplan’s total compensation for Fiscal 2008.
While for the reasons detailed in this letter, the Company does not believe that the compensation to be earned based upon any one of the individual strategic objectives, or the individual strategic objectives of any named executive officer in the aggregate, is material to an understanding of total compensation paid to its named executive officers for Fiscal 2008, the Company is providing here a description of the 20 Fiscal 2008 strategic objectives for Mr. Caplan and their weightings in order to assist the Commission in evaluating the Company’s position.

Johnson & Murphy
Brand and Wholesale
30%, 4 goals each 7.5% of 25% individual component
•	Transition luggage and leather goods from license to in-house by Q2.
•	Continue to diversify J&M footwear assortment with expanded Handcrafted in Italy program and new lightweight casuals for fall.
•	Build on successful advertising campaigns with the introduction of new celebrity, plus product specific ads in Wall Street Journal.
•	Modify sourcing base to expand gross margin rate while maintaining current quality standards by moving certain product lines to a specified country by Q4.

Johnson & Murphy
Retail and Direct
40%, 7 goals each 5.7% of 25% individual component
•	Open a minimum of 7 new shops and 3 Factory stores. Test larger store formats to determine optimal size, and assess lifestyle centers for future expansion potential.
•	Develop and launch training program for high potential assistant managers by Q3.
•	Enhance profit model of Factory Stores with improved product mix, higher gross margin rates in accessories and lower selling costs.
•	Continue to extend the brand through the expansion and addition of premium accessories to increase transaction size, frequency of purchase and customer base. Achieve certain specified growth in non-footwear in shops, to reach certain specified level of total sales.
•	Expand vertical integration of non-footwear categories for margin expansion. Develop and launch new factory bases for luggage, belts and socks by Q4.

Pamela Howell
September 10, 2008

•	Restructure workflow in call center for greater effectiveness and efficiency by end of Q1.
•	Complete initial consumer segmentation and launch customer life cycle and related selling email campaigns by end of Q2.

Licensed Brands and International
20%, 5 goals each 4% of 25% individual component
•	Finalize agreement for a particular brand to be sold to a specified retailer by Q3
•	Extend Dockers price points higher by launching new work/service and “Palisades” categories.
•	Determine future of Regal license in Japan by Q4.
•	Work with J.E.T.R.O. to identify potential retail partners in Japan.
•	Develop licensing structure for certain store concept in certain specified country.

Organizational and Corporate Goals
10%, 4 goals each 2.5% of 25% individual component
•	Implement work review and performance management processes throughout the group.
•	Maintain effective succession planning process.
•	Support corporate plan to ensure continued growth to meet long-term objectives, and encourage cross-divisional sharing of best practices.
•	Ensure divisional support for all financial and operational reporting compliance requirements (i.e. Section 404).
Note that each of the objectives under the heading “Brand and Wholesale” had a potential to reduce the MICP award to Mr. Caplan by only 1.875%; each of the “Retail and Direct” objectives had the potential to reduce his MICP award by only 1.425%; each “Licensed Brands and International” objective, only 1%; and each of the “Organizational and Corporate Goals,” only 0.625%. While the Fiscal 2008 individual strategic objectives for those named executive officers who were not qualified to receive an MICP payment for the year were not reviewed for MICP purposes after year end, in a typical year, each named executive officer would be expected to have a similar distribution and weighting of individual strategic goals, making each such goal clearly immaterial to the named executive officer’s compensation.
No Impact in Fiscal 2008 or Historically, No Potential Material Impact
In Fiscal 2008, none of the named executive officers’ awards were impacted by the individual component of the MICP and only Mr. Caplan’s strategic objectives were reviewed at the end of the year, since he was the only named executive officer entitled to a payout under the MICP for the year based on operating results. In fact, since the Company’s non-equity incentive compensation plan has been structured in this manner, no named executive officer has had his award modified as a result of his performance of his individual strategic objectives, and the individual component of the plan has had no impact on the awards that have been made. As noted above, in the highly improbable event that Mr. Caplan had received no credit at all for achievement of strategic

Pamela Howell
September 10, 2008

objectives, his total compensation would not have been materially reduced. With typically 20 or more strategic objectives each, the failure by any named executive officer to achieve any individual objective would have had a negligible effect, if any, on his compensation. Therefore, the individual strategic objectives are not material to an understanding of the compensation paid to the named executive officers for the fiscal year in question and are not necessary for an understanding of the Company’s compensation policies and decisions.
In Fiscal 2007, four of the named executive officers received non-equity incentive compensation awards. The awards were between 17.5% and 32.4% of the named executive officers’ total compensation. As set forth above, the maximum potential impact of an individual’s strategic objectives on an award would have been a 25% reduction in an award. If this maximum reduction would have been made to the four named executive officers’ awards, the reduction would have decreased the four named executive officers’ total compensation by between 4.4% and 8.1%. This is a small percentage of total compensation and, given that each of the Company’s named executive officers typically has 20 or more individual objectives for each year, a single, individual strategic objective will almost always have a potential maximum impact of less than one percent of such officer’s total compensation in a given fiscal year. Therefore, even if MICP awards had been paid in Fiscal 2008 at the historical Fiscal 2007 levels, the individual strategic objectives would not have been material to an understanding of the total compensation paid to the named executive officers for the fiscal year in question and are not necessary for an understanding of the Company’s compensation policies and decisions. If, however, because of the weighting of one or more individual goals or other factors, a single objective or group of related objectives were potentially material to a named executive officer’s compensation, the Company would disclose it unless its omission would be appropriate under Instruction 4 to Item 402(b).
Specific Objectives are Individually Not Material and Would Not Assist Investors
As discussed above, the strategic objectives are not individually material to an understanding of the Company’s MICP awards because none of them (of which there are 100 or more for the named executive officers in a typical year) has the potential to affect more than a very small portion of the non-equity incentive compensation of any named executive officer. Furthermore, many of these strategic objectives relate to individual business unit initiatives or programs which investors would have no or very limited ability to evaluate from the perspective of degree of difficulty in achievement. These objectives tend to be on a level that is too detailed to be very meaningful to those without expertise in that area or to individuals external to the Company. For that same reason, details about specific strategic objectives would be of interest primarily to competitors in those lines of business.

Pamela Howell
September 10, 2008

Conclusion
The Company respectfully agrees to disclose individual strategic objectives used to determine the individual component of the MICP awards in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. In instances where the Company believes these measures are immaterial, as is the case in the Fiscal 2008 plan, the Company respectfully submits that it will omit such disclosure and instead provide a discussion of the general nature of the strategic objectives for the applicable named executive officers.
In connection with responding to your comment, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the Company’s response to your comment letter, please do not hesitate to contact me at (615) 367-8444 or Jennifer H. Noonan of Bass, Berry & Sims PLC at (615) 742-6265.
Sincerely,
/s/ Roger G. Sisson
Roger G. Sisson
Senior Vice President, Secretary
and General Counsel